Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a- 6 of the Securities Exchange Act of 1934
Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

This document constitutes part of a prospectus covering securities that have been registered by Virgin Media, Inc. on Form S-8 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The issuance of rolled over options is made in an offshore transaction to non-U.S. persons pursuant to an exemption from registration and is therefore not registered under the Securities Act, and no hedging transactions involving rolled over options may be conducted unless in compliance with the Securities Act. The shares issued upon exercise of a rolled over option will be registered on Form S-8 by New Liberty following the Merger.

Killik & Co LLP which is authorised and regulated in the United Kingdom by the Financial Conduct Authority has approved this letter for the purposes of section 21 of the Financial Services and Markets Act 2000.

8 May, 2013

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Dear «First_Name»

Merger of Virgin Media Inc. and Liberty Global, Inc — your Virgin Media Company Share Option Plan (“CSOP”) option

THIS LETTER AND THE ENCLOSED ELECTION FORM ARE VERY IMPORTANT. PLEASE MAKE SURE YOU’VE READ EVERYTHING CAREFULLY BEFORE YOU MAKE YOUR DECISION

Liberty Global, Inc. and Virgin Media, Inc. have entered into a merger agreement. This letter provides you with information on how the Merger affects CSOP options and the important decisions you’ll need to make.

The Merger

The Merger will result in Virgin Media and Liberty Global becoming wholly owned subsidiaries of a new parent company. This new company will be called Liberty Global plc (“New Liberty”), and will be registered as a UK public limited company with shares traded on NASDAQ. We’ve set out details of how the Merger works in our definitive joint proxy statement/prospectus which is available online at http://investors.virginmedia.com. More about the definitive joint proxy statement/prospectus can be found at the end of this letter under “Legal Stuff”.

The Merger has to be approved by shareholders of both Liberty Global and Virgin Media and will only go ahead if this happens and certain other closing conditions are met. The Liberty Global, Inc. shareholder meeting will take place on 3 June 2013 and the Virgin Media Inc. shareholder meeting will take place on 4 June 2013.

Your choices

If the Merger is approved by the shareholders you’ll have two choices for each of your CSOP options:

•                  Roll over your CSOP options and exchange them for equivalent options over shares in New Liberty; or

•                  Exercise your CSOP options. If you do this you will buy Virgin Media shares before the Merger goes through and you’ll receive the same consideration (i.e. cash and New Liberty shares) as other shareholders. You will be able to choose to sell or keep your New Liberty shares.

These two choices are explained in more detail below. If you do nothing, you’ll be deemed to have chosen to roll over your CSOP options, unless you tell us otherwise.

You hold the following CSOP options:

# of CSOP Options	Grant Date	Vesting Date	Exercise Price

1.                                      Roll over

If you roll over your CSOP options, you will exchange them for equivalent options over New Liberty shares and the original vesting schedule will be maintained.

Your CSOP options will be converted at the ratio agreed in the Merger Agreement, so a CSOP option over one share of Virgin Media stock will be converted into an option over:

•                                          0.4123 of a New Liberty class A share; and

•                                          0.3077 of a New Liberty class C share.

This is based on the formula that Virgin Media shareholders will get if the Merger goes ahead.  HMRC has agreed that on this basis the value of the New Liberty shares under your new CSOP options immediately after the roll over takes place will be the same as the value of the Virgin Media shares under your current CSOP options immediately before the roll over happens.

The exercise price of your CSOP options will also be adjusted to make sure the total exercise price you pay is about the same as (and definitely no more than) it was before the roll over. You’ll have two exercise prices for the New Liberty share option: one for the class A shares and one for the class C shares. But the total exercise price you’ll pay to exercise your CSOP options will be no more than it was before the roll over.

You’ll be able to exercise your CSOP options over the class A shares or class C shares separately or over both at the same time.

If you roll over your CSOP options your new CSOP options will continue to be eligible for income tax relief on exercise if all the normal conditions are met.

Bear in mind that there are no guarantees. The New Liberty CSOP options might not produce the same growth in value as Virgin Media shares have done in the past as past performance is not a reliable indicator of the value of your New Liberty CSOP options. You might not get the same value you would have received if you exercised your CSOP options just before the Merger completes. The rules regarding leavers will continue to apply, so if you cease employment with Virgin Media before your CSOP options vest (whether as a result of a voluntary or an involuntary termination) you may lose your New Liberty CSOP options.

What are class A and C shares?

New Liberty class A shares and class C shares will be listed on NASDAQ, and will be bought and sold the same way Virgin Media shares are now.

The difference between the two classes of shares is that class A shares have voting rights but class C shares do not. The two classes of shares will have different share prices which will be set when New Liberty starts to trade on NASDAQ after the Merger is completed.

2.                                      Exercise & Sell / Exercise & Hold

If you exercise your CSOP options immediately before the Merger is completed you will acquire Virgin Media shares.

On the Merger for each Virgin Media share you will receive:

•                                          0.2582 of a New Liberty class A share;

•                                          0.1928 of a New Liberty class C share; and

•                                          $17.50 in cash.

This is the same as other Virgin Media shareholders get under the Merger.

You will have to pay the exercise price to exercise your CSOP options. In addition, if you have held your CSOP options for less than three years from the grant date you will have to pay income tax and National Insurance contributions on exercise. Withholdings for income tax and National Insurance contributions will be applied and paid to HM Revenue & Customs through PAYE.

Exercise and sell all your New Liberty shares

If you choose to exercise and sell all your New Liberty shares, our corporate broker will sell the New Liberty shares on the first available day of trading. The proceeds of that sale, together with the cash merger consideration, will be paid to Virgin Media on your behalf. You will receive the proceeds through the next available payroll, after the exercise price, any income tax and National Insurance contributions withholdings and brokerage fees have been deducted (unless you tell us that you want to fund the exercise price yourself before you exercise your CSOP options).

Exercise and hold

If you choose to exercise and hold your New Liberty shares you need to have your own broker account to which the New Liberty shares can be transferred. If you don’t already have a broker account we can arrange this for you. Please contact Gill James on 07775 576306.

You will need to send us a cheque or a cash payment, by no later than 31 May 2013, to pay the exercise price and estimated income tax and National Insurance contributions withholdings (if applicable) as a condition of exercise. Please contact Gill James on 07775 576306 to obtain an estimate of your income tax and National Insurance contributions withholdings and to agree how you will make payment.

If the amount of income tax and National Insurance contributions withholdings is less than the amount you pay us we will refund the balance to you through the next payroll. If it is not sufficient, by signing the Election Form you authorise Virgin Media to deduct any shortfall from your salary payments.

3.                                      Tax and National Insurance contributions

Set out below is a brief summary of the UK tax consequences of your choices under current UK law and practice if you are resident and ordinarily resident in the UK for tax purposes. If you are in any doubt about your tax position you should immediately seek your own financial advice before taking any action.

Choice 1: Roll over your CSOP options

You will not have to pay income tax or National Insurance contributions if you choose to roll over your CSOP options. Rolling over your CSOP options means you are still eligible for income tax relief and gives you the opportunity to exercise your CSOP options following its usual vesting date. You will only pay income tax and National Insurance contributions if you exercise your New Liberty CSOP option in certain circumstances within three years of the date of grant of the original CSOP option.

Choice 2: Exercise your CSOP options

CSOP options which have been held for 3 years or more

(a)                       Income tax

You won’t have to pay income tax or National Insurance contributions on the exercise of your CSOP options.

(b)                       Capital gains tax

If you exercise your CSOP options you will acquire Virgin Media shares. As a result of the Merger you will receive $17.50 in cash and class A and class C New Liberty shares for your Virgin Media shares.

For tax purposes, you are treated as partly disposing of your Virgin Media shares for $17.50 in cash and partly exchanging your Virgin Media shares for class A and class C New Liberty shares.

There won’t be any capital gains tax (CGT) to pay on the exchange of your Virgin Media shares for New Liberty shares but you may subsequently have to pay CGT if you sell your New Liberty shares in the future.

You might have to pay CGT on the deemed partial disposal of your Virgin Media shares for $17.50 in cash per Virgin Media share if the gain you make exceeds your personal CGT allowance of £10,900 for the 2013/14 tax year. But as long as:

•                             the capital gains you make on receiving $17.50 in cash for each of your Virgin Media shares; and

•                             any other gains you make between 6 April 2013 and 5 April 2014 which would be subject to CGT aren’t more than £10,900, you won’t need to pay CGT. Likewise, if you have sufficient allowable losses, you needn’t worry about CGT for this tax year.

The base cost of your Virgin Media shares when working out your chargeable gain for CGT purposes will be the total exercise price you pay on the exercise of your CSOP options. Immediately following the Merger, this base cost, after deducting an amount to take account of the $17.50 in cash that you receive (since this is deemed to be a partial disposal of your shares), will be allocated between your New Liberty class A shares and class C shares.

CSOP options which have been held for less than 3 years

(a)        Income tax and National Insurance contributions

If you exercise CSOP options that you have held for less than 3 years from the date of grant you will have to pay income tax and National Insurance contributions on the difference between the market value of your Virgin Media shares on the date you exercise and the exercise price of your CSOP options.

(b)        Capital gains tax

When you exercise your CSOP options you will acquire Virgin Media shares. As a result of the Merger you will receive $17.50 in cash and class A and class C New Liberty shares for your Virgin Media shares.

For tax purposes, you are treated as partly disposing of your Virgin Media shares for $17.50 in cash and partly exchanging your Virgin Media shares for class A and class C New Liberty shares.

There won’t be any capital gains tax (CGT) to pay on the exchange of your Virgin Media shares for New Liberty shares but you may subsequently have to pay CGT if you sell your New Liberty shares in the future.

You may have to pay CGT on the deemed partial disposal of your Virgin Media shares for the $17.50 you receive for each Virgin Media share. However, as you will pay income tax on the exercise of your CSOP options, the base cost of the Virgin Media shares you receive is the amount on which you pay income tax plus the total exercise price you pay on exercise of your CSOP options (i.e. broadly the value of the Virgin Media shares when your acquire them). Immediately following the Merger, this base cost, after deducting an amount to take account of the $17.50 in cash that you receive will be allocated between your New Liberty class A ordinary shares and class C ordinary shares. The overall effect is that an immediate disposal of your New Liberty shares may not result in a gain for CGT purposes.

More complicated CGT rules may apply if you:

•                                          exercise more than one CSOP option immediately before the Merger and do not sell all the New Liberty shares you acquire; or

•                                          exercise option(s) under the Virgin Media Sharesave Plan immediately before the Merger; or

•                                          have other Virgin Media shares, whether or not you’ve acquired them from Virgin Media’s Shareplans, which includes the Partnership Plan (but excluding any shares that are still held in the Partnership Plan); or

•                                          buy and sell portions of other shareholdings at different times.

Virgin Media and Liberty Global can’t give you tax advice, so if you need help with tax arrangements, it’s always a good idea to get in touch with a professional independent tax adviser, or your local tax office.

Next Steps

You need to decide whether you want to:

•                                          roll over your CSOP options;

•                                          exercise your CSOP options and sell the New Liberty shares you receive under the Merger; or

•                                          exercise your CSOP options and hold the New Liberty shares you receive under the Merger.

Please indicate your choice on the enclosed Election Form, and return a signed copy of this to the Reward team no later than 22 May 2013.

Please note that you are not able to make your election through your Solium account.

If you don’t do anything, you’ll be deemed to have chosen Choice 1 and your CSOP options will be rolled over. You’ll be able to exercise your CSOP options at the normal time once your CSOP options mature. If you don’t want this to happen, you’ll need to tell us by completing the Election Form by 22 May 2013 or by contacting Nick Jones at reward@virginmedia.co.uk.

If you have any questions regarding any of the enclosed information please email reward@virginmedia.co.uk.

Yours sincerely

Neil Berkett

Chief Executive Officer

The Legal Stuff

1.              If you’re in any doubt about the action you should take, consult your stockbroker, bank manager, solicitor, accountant or other independent adviser who, if you are taking financial advice in the United Kingdom, is authorised or appropriately regulated pursuant to the Financial Services and Markets Act 2000 or from an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

2.              All words and expressions defined in the definitive joint proxy statement/prospectus have the same respective meanings in this document. Please read the terms and conditions of the Merger, as set out in the definitive joint proxy statement/prospectus, the terms of which are incorporated into and form part of this document.

3.              If there’s a conflict between the letter and the accompanying documents and the rules of the Virgin Media Inc. 2010 Stock Incentive Plan (which includes the CSOP rules) or any relevant legislation, the rules or the legislation will prevail.

4.              References to taxation are for guidance only and assume that you are and were domiciled, resident and ordinarily resident for tax purposes in the UK at all relevant times.

5.              If you do nothing, and so are deemed to have chosen to roll over your CSOP options, you will also be deemed to have represented to Virgin Media and New Liberty that you are not resident in the United States, that you are acquiring the CSOP options on your own behalf and not on behalf of, or for the account of, any other person. You will also have been deemed to have represented to Virgin Media and New Liberty that you understand that your new CSOP options are not transferable, and that you will not engage in hedging transactions with regard to your new CSOP options unless in compliance with the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Important Additional Information Regarding the Proposed Transaction Has Been Filed with the SEC:

Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC), which the SEC declared effective on May 1, 2013 and which includes a definitive joint proxy statement of Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited. VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov. The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations. Copies of documents filed by Liberty Global and/or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.